FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly held associate of HSBC Holdings plc.

14 July 2008

THE SAUDI BRITISH BANK
FIRST HALF 2008 RESULTS - HIGHLIGHTS

  Net profit of SAR1,552 million (US$414million) for the six months ended 30 June 2008 - up SAR301 million (US$80 million), or 24.0 per cent, compared with SAR1,251 million (US$334 million) for the same period in 2007.

  Net profit of SAR795 million (US$212 million) for the three months ended 30 June 2008 - up SAR160 million (US$43 million), or 25.2 per cent, compared with SAR635 million (US$169 million) for the same period in 2007.

  Operating income of SAR2,522 million (US$673 million) for the six months ended 30 June 2008 - up SAR467 million (US$125 million), or 22.7 per cent, compared with SAR2,055 million (US$548 million) for the same period in 2007.

  Customer deposits of SAR89.1 billion (US$23.8 billion) at 30 June 2008 - up SAR23.9 billion (US$6.4 billion), or 36.7 per cent, compared with SAR65.2 billion (US$17.4 billion) at 30 June 2007.

  Loans and advances to customers of SAR77.5 billion (US$20.7 billion) at 30 June 2008 - up SAR28.9 billion (US$7.7 billion), or 59.5 per cent, from SAR48.6 billion (US$13.0 billion) at 30 June 2007.

  The bank's investment portfolio totalled SAR30.1 billion (US$8.0 billion) at 30 June 2008 compared with SAR16.4 billion (US$4.4 billion) at 30 June 2007.

  Total assets of SAR126.2 billion (US$33.7 billion) at 30 June 2008 - up SAR41.1 billion (US$11.0 billion), or 48.3 per cent, over 30 June 2007.

  Earnings per share of SAR2.59 (US$0.69) for the six months ended 30 June 2008 - up 24.0 per cent from SAR2.09 (US$0.56) for the same period in 2007*.

 *Earnings per share for the six months ended 30 June 2007 have been adjusted to reflect a 3:5 bonus issue approved at an Extraordinary General Meeting held on 27 April 2008.

Commentary

The Saudi British Bank ("SABB") recorded a net profit of SAR1,552 million (US$414 million) for the six months ended 30 June 2008. This represents a 24.0 per cent increase over the first half of 2007. Net profit of SAR795 million (US$212 million) for the three months ended 30 June 2008 increased by SAR38 million (USD10 million) or 5.0 per cent compared with the first three months of 2008.

John Coverdale, managing director of SABB, said: "I am pleased to announce that SABB's strategy of building long term customer relationships supported by a broad range of financial products and services has delivered profit growth in each of the last six quarters. The strength of our balance sheet has allowed us to respond to the increasing demand for funding within the Kingdom as reflected by the 59.5 per cent growth in our loans and advances book over the last twelve months. This asset growth has more than offset the impact of falling rates. In addition, strong performance from our Cards, Trade, Mutual Fund, Treasury and IPO related businesses, together with a modest increase in brokerage income, has delivered well balanced income streams from our funds and non-funds activities.

"Our costs have increased by SAR151 million (USD40 million) or 23.4 per cent over the first half of 2007 mainly due to an increase in headcount and performance related compensation. Provisions for bad debts in the first half of 2008 have reduced by SAR 4 million (USD1 million) or 1.8 per cent from the same period in 2007 with increased recoveries offsetting higher volume driven general impairment charges.

"Despite strong loan growth, SABB's capital and liquidity ratios remain strong. SABB is acutely aware of the importance of well managed capital and liquidity positions. Senior management monitor the situation on a daily basis and have robust capital and liquidity management policies in place to ensure that balance sheet strength is not compromised during periods of accelerated growth.

"We are pleased to announce the formation of SABB Insurance Services Limited which will complement our SABB Takaful insurance business by providing comprehensive insurance solutions to our Corporate, Global Banking and Markets and Private Banking customers. This new company represents a further step towards our goal of becoming a leading provider of financial services in the Kingdom.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: July 14, 2008